

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 28, 2011

Via E-mail
David M. Wehner, CFO
Zynga Inc.
699 Eighth Street
San Francisco, CA 94103

> **Re:** **Zynga Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed on October 13, 2011**
> **File No. 333-175298**

Dear Mr. Wehner:

We have reviewed your amended registration statement and response letter and have the following comments. Unless otherwise noted, references to prior comments are to those in our letter dated October 7, 2011.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 47

1.   We note your response to prior comment 1. Provide us with your analysis of the available quantitative data by social game platform with respect to the number of paying players, the percentage of paying players and average spending per playing player. Explain whether you are able to determine the paying player data for the Facebook platform. Tell us whether you are able to estimate the paying player data for the platforms in which you do not receive unique player data. Describe in greater detail how you are able to determine the estimated paying player data for each significant game for purposes of recognizing revenues attributable to durable virtual goods.

2.   In addition, in view of your use of total player metrics and your disclosure that less than 5% of players are paying users, it would appear to be material information to investors to disclose the total percentage of paying players and the average spending per paying player for each period presented, quarterly or annual, for the three years and interim period ended June 30, 2011. Please revise accordingly.

3.   We note your response to prior comment 2. Explain in greater detail and revise to disclose why you believe ABPU, as an overall monetization measure, functions as a better indicator in understanding and measuring the revenue generating engagement levels of your players as opposed to metrics such as the number of paying players and average spending by those players over time.

4.   We note your revised disclosures in response to prior comment 3. Consider revising your disclosures to provide a table that shows the amount of revenues attributable to your individual games that generate substantially all of your revenues for each period presented. In this regard, we believe that a tabular presentation of the revenues attributable to your top games each period will improve a reader's understanding of your MD&A. We refer you to Section III.A of SEC Release 33-8350.

Factors Affecting Our Performance, page 51

5.   Please clarify your response to prior comment 6.   If you are able to determine the amount of bookings and revenues attributable for some of your social networking platforms over periods other than those you cannot derive game bookings, provide us with a tabular analysis of revenues by social networking platform for each period presented. Tell us whether you can determine the amount of revenues generated through the Facebook platform for each period presented. As part of your response, tell us the amount of bookings attributable to each specific game platform.

Results of Operations, page 53

6.   We note your response to prior comment 7. Revise your disclosures to indicate whether any other games besides Mafia Wars, Farmville and Zynga Poker accounted for more than 10% of revenues during the six months ended June 30, 2011.

Quarterly trends, page 61

7.   We note your response to prior comment 9. Revise your disclosures to describe any known or expected trends that are reasonably likely to materially affect your operating results. For instance, you should disclose any known or expected trends on your bookings as a result of not launching any new games during the first half of 2011. We refer you to Item 303(a)(3)(iii) of Regulation S-K.

Critical Accounting Policies and Estimates

Valuation of Our Common Stock and Series Z Preferred Stock, page 69

8.   We note your revised disclosures on page 69 in response to prior comment 11. Revise your disclosures to further explain how you selected comparable internet and gaming companies. Your revised disclosures should also more clearly describe how you determined the size of comparable companies based on annual revenues and similar rapid growth rates. In addition, revise your disclosures to explain any other factors that you considered in determining your selection of the closest comparable companies.

9.   We note your response to prior comment 12. Explain in greater detail why you cannot specifically quantify the portion of the significant increase between the March 2011 and

May 2011 valuation dates attributable to improvements in your financial performance or operating performance and comparable companies.

Business, page 74

10.   We note you did not include disclosure in this section regarding your recently announced strategy to launch a new play service, referred to as "Project Z," which would provide a platform separate from Facebook on which games could be played. You also did not provide any discussion of the new social games announced at your Zynga Unleashed event in early October. To the extent that these are material developments with respect to the company's business, it appears they should be discussed in relevant detail. Refer to Item 101(c)(1)(ii) of Regulation S-K.

Consolidated Financial Statements

Consolidated Statements of Operations, page F-4

11.   We note your revised disclosures in response to prior comment 17. Explain why all of your net income is allocated to participating securities and no portion is attributable to common stockholders. Revise your disclosures to clarify the contractual participation rights in undistributed earnings for your participating securities. Please refer in your response to related disclosure that explains this allocation of undistributed earnings.

Notes to the Consolidated Financial Statements

Note 1. Organization and summary of Significant Accounting Policies

Revenue Recognition, page F-12

12.   Please be advised that we are continuing to review your response to prior comment 19 and may have additional comments.

13.   We note your revised disclosures in response to prior comment 20. Please explain in greater detail how you determine the estimated average playing period for paying players and the estimated average life for durable virtual goods. As part of your response, please address the following:

- Tell us how you determine when a paying player makes a purchase if you are not able to accurately quantify or estimate the number of paying players across all platforms in any period because you do not receive unique player data from all platforms used by players;

- Clarify how you determine the ending date for purposes of calculating the estimated average playing period for paying players. Explain in greater detail how the ending date is calculated using the attrition rate for a given game by analyzing all paying players to determine whether each player within the analyzed population is an inactive or active player as of the date of your analysis;

- Describe in detail any assumptions and estimates that you use to determine the estimated playing period for paying players and;

- Explain why you believe it is reasonable to estimate the average playing period for new games launched with limited paying player data based on other recently launched games with similar characteristics.

Provide us with any proposed changes to your revenue recognition policy and critical accounting policy for revenue recognition. Please note that we may have additional comments after reviewing your response.

14. Revise to explain how you account for unused virtual currencies of paying players that you determine are inactive. Clarify how you determine whether a paying player is inactive.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Matthew Crispino, Staff Attorney, at (202) 551-3456 or, in his absence, to me at (202) 551-3457. Should you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via E-mail
        John T. McKenna, Esq.
        Cooley LLP